Issuer Free Writing Prospectus dated June 18, 2014
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated June 17, 2014 and
Registration Statement No. 333-195747

This free writing prospectus relates only to the American Depositary Shares (each, an "ADS" and, collectively "ADSs") described below and should be read together with the preliminary prospectus supplement, subject to completion, dated June 17, 2014 (together with the prospectus included in the Registration Statement dated May 7, 2014, the "Preliminary Prospectus") of GW Pharmaceuticals plc (the "Company"), relating to a public offering of ADSs by the company and the selling shareholders. To review a copy of the Preliminary Prospectus, click the following link:
http://www.sec.gov/Archives/edgar/data/1351288/000114420414038154/v381635_424b5.htm

This free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to captions correspond to the Preliminary Prospectus unless otherwise specified. The information in this free writing prospectus primarily relates to the determination of the public offering price of $86.83 per ADS, an increase in the expected net proceeds from the offering, the expected uses of the net proceeds of the offering and the identification of an additional selling shareholder. YOU SHOULD READ THIS FREE WRITING PROSPECTUS AND THE PRELIMINARY PROSPECTUS, INCLUDING THE SECTION ENTITLED "RISK FACTORS," CAREFULLY BEFORE DECIDING TO INVEST IN THE ADSs.

The Offering

Public Offering Price:	$86.83 per ADS

Total ADSs Being Offered:

By us:	1,200,000

By the Selling Shareholders	500,000

Total	1,700,000

Option to Purchase Additional ADSs:	We have granted the underwriters an option to purchase up to an additional 255,000 ADSs from us within 30 days of the date of the final prospectus supplement.

Settlement after T+3:	Delivery of the ADSs will be made against any payment therefor on or after June 25, 2014.

American Depositary Shares:	The ADSs being sold represent ordinary shares of GW Pharmaceuticals plc. Each ADS represents an ownership interest in 12 of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary bank, Citibank, N.A., will be the registered holder of the ordinary shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in the Preliminary Prospectus entitled “Description of American Depositary Shares” and the deposit agreement referred to therein.

Investors in our ADSs will be able to trade our securities and receive distributions on them to the extent described in the section in the Preliminary Prospectus entitled “Description of American Depositary Shares”.

Depositary Bank:	Citibank, N.A.

ADSs Outstanding Before the Offering:	9,433,774

ADSs Outstanding After the Offering:	11,133,774 (or 11,388,774 if the underwriters’ option to purchase additional ADSs is exercised in full).

Use of Proceeds:	We expect to receive total estimated net proceeds from this offering of approximately $97.1 million, after deducting underwriting discounts and commissions and estimated offering expenses. The Preliminary Prospectus has been updated to revise the “Use of Proceeds” section as set forth on Exhibit A.

Lock-up:	We and the selling shareholders have agreed with the underwriters, subject to certain customary exceptions, not to dispose of or hedge any of our ADSs or ordinary shares or securities that are convertible into or exchangeable for our ADSs or ordinary shares during the period from the date of the Preliminary Prospectus continuing through the date 90 days hereafter, except with the prior written consent of the underwriters.

Risk Factors:	See “Risk Factors” beginning on page S-17 and the other information included in the Preliminary Prospectus and accompanying prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

NASDAQ Global Market Symbol:	“GWPH”

Principal and
Selling Shareholders:	The Preliminary Prospectus has been updated to revise the "Principal and Selling Shareholders" section as follows:

The number of shares offered by Dr. Geoffrey Guy is reduced by 25,000 from 3,112,428 to 3,087,428. After the offering, Dr. Geoffrey Guy will beneficially own 15,624,558 ordinary shares, or 7.2% of the Company.

Mr. James Noble, a director of the Company, is selling 25,000 ordinary shares in this offering. After the offering, Mr. James Noble will beneficially own 47,500 ordinary shares, which is less than one percent of our ordinary shares outstanding on the date hereof.

Underwriting:	The disclosure set forth in the Preliminary Prospectus under "Underwriters" has been updated by inserting the following after the second full paragraph on page S-44 of the Preliminary Prospectus:

"We expect that delivery of the ADSs will be made to investors on June 25, 2014, which will be later than the third business day following the date of the final prospectus supplement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs prior to June 25, 2014 will be required, by virtue of the fact that the ADSs will not initially settle in three business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the ADSs who wish to trade ADSs prior to their date of delivery hereunder should consult their advisors."

The disclosure set forth in the Preliminary Prospectus under "Underwriters" has been further updated by and inserting the following at the end of the sentence before the first full paragraph on page S-45:

"This fee is deemed to constitute underwriting compensation under Rule 5110 of the rules of The Financial Industry Regulatory Authority, Inc.”

Unless otherwise indicated, all information in this free writing prospectus, including information relating to the number of ordinary shares to be outstanding or held immediately after the completion of this offering:

•	excludes 11,709,766 ordinary shares, issuable upon exercise of outstanding options under our equity compensation plans, as at March 31, 2014;

•	excludes 208,496 ordinary shares, issuable upon exercise of outstanding options granted to non-executive directors and consultants, other than under our equity compensation plans, as at March 31, 2014;

•	excludes 12,469,939 ordinary shares potentially issuable pursuant to future awards under our Long-Term Incentive Plan; and

•	assumes no exercise by the underwriters of their option to purchase up to 255,000 additional ADSs.

The Company has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read those documents and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the prospectus and prospectus supplement may be obtained from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, attention: Prospectus Department, email: dg.prospectus_requests@baml.com; Cowen and Company, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department; or from Piper Jaffray, Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402. Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

EXHIBIT A

USE OF PROCEEDS

We estimate that we will receive total estimated net proceeds from this offering of approximately $97.1 million, based on a public offering price of $86.83 per ADS, or $117.9 million if the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

We intend to use the net proceeds we receive from this offering as follows:

•	approximately $30 million to fund pre-launch activities for Epidiolex in the United States;

•	approximately $30 million to fund the expansion of Epidiolex growing and manufacturing capability and build-up of inventory in preparation for launch, if Epidiolex is approved;

•	approximately $30 million to fund the advancement of other early stage pipeline opportunities, with a particular focus on orphan diseases, from our proprietary cannabinoid platform; and

•	$7.1 million for other general corporate purposes.

The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors. Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above. Pending these uses, we intend to invest the net proceeds from this offering in short or medium term investments.

We will not receive any proceeds from the sale of ADSs by the selling shareholders.

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